UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Charter Communications, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
16117M107
(CUSIP Number)
W. Lance Conn Charter Investment, Inc. 505 Fifth Avenue South, Suite 900 Seattle, Washington 98104 (206) 342-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 30, 2009
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   16117M107

1.	Names of Reporting Persons. Paul G. Allen
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
	(A)	[X]
	(B)	[ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 406,236,644 Shares (1)
	8.	Shared Voting Power -0- Shares
	9.	Sole Dispositive Power 406,236,644 Shares (1)
	10.	Shared Dispositive Power -0- Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 406,236,644 Shares (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 52.18% beneficial ownership of Class A Common Stock (2) / 91.09% voting power (3)
14.	Type Of Reporting Person (See Instructions) IN

(1) Represents (A) 28,467,421 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (B) 10,000 vested options to acquire shares of Class A Common Stock of the Issuer, (C) 64,356 shares of unvested restricted stock, and (D) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Paul G. Allen, (b) 362,813,315 Class A Common Membership Units (“Class A Units”) of Charter Communications Holding Company, LLC (“Charter Holdco”) held by Charter Investment, Inc. (“CII”) including the exchange of the CCHC Note into 38,512,836 Class A Units, and (c)  14,831,552 Class C Common Membership Units (“Class C Units”) of Charter Holdco held by CII.  CII has an exchange option with the Issuer giving it the right to exchange both its Class A Units and Class C Units (Class A Units and Class C Units collectively, the “Class B Common Stock

Equivalents”) for shares of Class B Common Stock of the Issuer on a one-for-one basis.  Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis.  Mr. Allen is the sole stockholder of CII.  Mr. Allen is therefore deemed to have beneficial ownership of all of the Class B Common Stock Equivalents held by CII.  Because Mr. Allen is the ultimate controlling person of CII, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by CII; however, because CII is the record holder of such Class B Common Stock Equivalents, CII may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

(2) The calculation of the percentage assumes that: (i) the 50,000 shares of Class B Common Stock held by Mr. Allen have been converted into shares of Class A Common Stock and (ii) all Class B Common Stock Equivalents held by CII or that CII has the right to acquire have been exchanged for shares of Class A Common Stock.

(3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding.  The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents beneficially owned by Mr. Allen through CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

CUSIP NO.   16117M107

1.	Names of Reporting Persons. Charter Investment, Inc.
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
	(A)	[X]
	(B)	[ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- Shares
	8.	Shared Voting Power 377,644,867 Shares (1)
	9.	Sole Dispositive Power -0- Shares
	10.	Shared Dispositive Power 377,644,867 Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 377,644,867 Shares (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 48.51% beneficial ownership of Class A Common Stock (2) / 0.0% voting power (3)
14.	Type Of Reporting Person (See Instructions) CO

(1) Represents Class A Common Membership Units (“Class A Units”) and Class C Common Membership Units (“Class C Units” and together with Class A Units, the “Class B Stock Common Equivalents”) of Charter Communications Holding Company, LLC (“Charter Holdco”) directly held by Charter Investment, Inc. (“CII”). Assumes the exchange of the CCHC Note into 38,512,836 Class A Units.  CII has an exchange option with the Issuer giving it the right to exchange its Class B Stock Common Equivalents for shares of Class B Common Stock of the Issuer on a one-for-one basis.  Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis.  Paul G. Allen is the sole stockholder of CII and is therefore deemed to have beneficial ownership of all of the Class B Common Equivalents that CII owns.  Because Mr. Allen is the ultimate controlling person of CII, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by CII; however, because CII is the record holder of such Class B Common Stock Equivalents, CII may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

(2) The calculation of this percentage assumes that all Class B Common Stock Equivalents held by CII or that CII has the right to acquire have been exchanged for shares of Class A Common Stock.

(3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding.  The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

This Amendment No. 13 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 22, 1999, as amended by the first amendment, as filed with the SEC on December 20, 1999, the second amendment, as filed with the SEC on September 13, 2000, the third amendment, as filed with the SEC on March 11, 2002, the fourth amendment, as filed with the SEC on May 17, 2002, the fifth amendment, as filed with the SEC on July 3, 2002, the sixth amendment, as filed with the SEC on August 8, 2002, the seventh amendment, as filed with the SEC on December 15, 2003, the eighth amendment, as filed with the SEC on November 9, 2005, the ninth amendment, as filed with the SEC on August 15, 2007, the tenth amendment, as filed with the SEC on December 24, 2008, the eleventh amendment, as filed with the SEC on January 6, 2009, and the twelfth amendment, as filed with the SEC on February 13, 2009 (as amended, the “Schedule 13D”).  Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

On March 27, 2009, the Issuer, Charter Investment, Inc. (“CII”) and certain direct and indirect subsidiaries of the Issuer (collectively, the “Debtors”) filed petitions for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) and, on the same day, filed a proposed joint plan of reorganization (the “Joint Plan”), pursuant to which the Debtors expect to implement a financial restructuring.  The Joint Plan, a copy of which is available at www.kccllc.net/charter, is substantially consistent with the terms described in Amendment No. 12 to Schedule 13D filed by the Reporting Persons on February 13, 2009, including the Restructuring Agreement and Term Sheet attached thereto as Exhibit 10.26.

On March 30, 2009, in ruling on a motion filed by the Issuer to protect its net operating losses and other tax attributes, the Bankruptcy Court entered an interim order requiring all substantial shareholders, including Mr. Allen, to follow certain procedures before effectuating any transfer of securities of the Issuer that would result in a decrease in the amount of Class A Common Stock of the Issuer or securities convertible or exchangeable into Class A Common Stock of the Issuer that such shareholders beneficially own.  In accordance with such procedures, on March 30, 2009, Mr. Allen filed a declaration of his intent to transfer shares of Class A Common Stock of the Issuer (the “Declaration of Intent to Sell, Trade or Otherwise Transfer Common Stock”) with the Bankruptcy Court.  Pursuant to the Declaration of Intent to Sell, Trade or Otherwise Transfer Common Stock, Mr. Allen proposes to sell, trade or otherwise transfer 28,467,421 shares of Class A Common Stock of the Issuer  (the “Proposed Sale of Class A Common Stock”).  A copy of the Declaration of Intent to Sell, Trade or Otherwise Transfer Common Stock is filed as Exhibit 10.27 to this Amendment and incorporated herein by reference in its entirety.

The Issuer has 15 calendar days from receipt of the Declaration of Intent to Sell, Trade or Otherwise Transfer Common Stock  to file an objection, if any, to the Proposed Sale of Class A Common Stock with the Bankruptcy Court.  If the Issuer does not file such an objection within such 15-day period or the Issuer waives the restrictions and procedures relating to the Proposed Sale of Class A Common Stock, Mr. Allen may proceed with the Proposed Sale of Class A Common Stock.  If, on the other hand, the Issuer files such an objection within such 15-day period, Mr. Allen may not proceed with the Proposed Sale of Class A Common Stock unless and until any such objection by the Issuer is withdrawn or until the end of the tenth calendar day after the Bankruptcy Court enters an order overruling such objection.

If Mr. Allen is permitted to proceed with the Proposed Sale of Class A Common Stock, Mr. Allen intends to dispose of the shares in one or more private transactions or pursuant to Rule 144 under the Securities Act of 1933, as amended.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended as follows:

(a) As of March 30, 2009 (the “Reporting Date”), Mr. Allen beneficially owns 406,236,644 shares of Class A Common Stock of the Issuer, which consists of (i) 28,467,421 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (ii) 10,000 vested options on shares of Class A Common Stock of the Issuer, (iii) 64,356 shares of unvested restricted stock, and (iv) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Mr. Allen, (b) 362,813,315 Class A Common Membership Units (“Class A Units”) of Charter Communications Holding Company, LLC (“Charter Holdco”) held by CII, including as successor by merger to Vulcan Cable III Inc. (“Vulcan Cable”) and including the exchange of the CCHC Note into 38,512,836 Class A Units, and (c) 14,831,552 Class C Common Membership Units (“Class C Units”) of Charter Holdco held by CII, including as successor by merger to Vulcan Cable.  CII has an exchange option with the Issuer giving it the right to exchange its Class A Units and Class C Units (collectively, the “Class B Common Stock Equivalents”) for shares of Class B Common Stock of the Issuer on a one-for-one basis.  Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis.

As of the Reporting Date, Mr. Allen’s beneficial ownership represents approximately 52.18% of the shares of the Issuer’s outstanding Class A Common Stock, assuming conversion of all Class B Common Stock and Class B Common Stock Equivalents, and approximately 91.09% of the voting power of the Issuer’s outstanding Class A Common Stock assuming no conversion of Class B Common Stock and the Class B Common Stock Equivalents.  The calculation of these percentages assumes that 400,801,768 shares of Class A Common Stock of the Issuer are issued and outstanding, as reported in the most recent Form 10-K of the Issuer.

 (b) Mr. Allen is deemed to have sole voting and dispositive power with respect to the 406,236,644 shares of Class A Common Stock that he beneficially owns directly and indirectly through CII (which he controls). Because Mr. Allen is the ultimate controlling person of CII, CII is deemed to have shared voting and dispositive power with Mr. Allen over the 377,644,867 shares of Class A Common Stock beneficially owned by CII through its ownership of 362,813,315 Class A Units (including the exchange of the CCHC Note into 38,512,836 Class A Units) and 14,831,552 Class C Units of Charter Holdco.

Item 7.	Material to be Filed as Exhibits.

10.27	Declaration of Intent to Sell, Trade or Otherwise Transfer Common Stock by Paul G. Allen, dated March 30, 2009.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2009	PAUL G. ALLEN

	By:	/s/ W. Lance Conn, by Power of Attorney

Dated: March 31, 2009	CHARTER INVESTMENT, INC.

	By:	/s/ W. Lance Conn

Name: W. Lance Conn Title: Vice President

EXHIBIT INDEX

10.27	Declaration of Intent to Sell, Trade or Otherwise Transfer Common Stock by Paul G. Allen, dated March 30, 2009.